FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of August 2022
________________________________________
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
________________________________________
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Quarterly Securities Report for The Three-month Period with the Director of the Kanto Local Finance Bureau in Japan on August 4, 2022. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Quarterly Securities Report For The Three-month Period Ended June 30, 2022
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: August 4, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Quarterly Securities Report
(The first quarter of 146th Business Term)
for The Three-month Period Ended June 30, 2022
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

[Cover]
[Document Filed]	Quarterly Securities Report
[Applicable Law]	Article 24-4-7, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	August 4, 2022
[Fiscal period]	The first quarter of 146th Business Term (from April 1, 2022 to June 30, 2022)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Christophe Weber, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Chief Accounting Officer & Corporate Controller, Global Finance
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Three-month period ended June 30,	Three-month period ended June 30,	For the year ended March 31,
Term	2021	2022	2022
Revenue	949,603	972,465	3,569,006
Profit before tax	222,978	155,473	302,571
Net profit for the period	137,726	105,021	230,166
Net profit attributable to owners of the Company	137,684	105,014	230,059
Total comprehensive income for the period	197,005	784,617	824,427
Total equity	5,238,643	6,317,383	5,683,523
Total assets	12,657,234	14,065,426	13,178,018
Basic earnings per share (JPY)	87.96	67.94	147.14
Diluted earnings per share (JPY)	87.45	67.56	145.87
Ratio of equity attributable to owners of the Company to total assets (%)	41.4	44.9	43.1
Net cash from (used in) operating activities	166,858	84,241	1,123,105
Net cash from (used in) investing activities	(70,445)	(94,714)	(198,125)
Net cash from (used in) financing activities	(411,038)	(215,717)	(1,070,265)
Cash and cash equivalents at the end of the period	654,920	645,991	849,695
(Note 1)    All amounts shown are rounded to the nearest million JPY.
(Note 2)    The key consolidated financial data for the three-month period ended June 30, 2021 and 2022 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.

2. Business Overview
There has been no significant change in our business and our group companies for the three-month period ended June 30, 2022.
As of June 30, 2022, Takeda consisted of 223 entities comprised of 206 consolidated subsidiaries (including partnerships), 16 associates accounted for using the equity method, and Takeda Pharmaceutical Company Limited. There has been no significant change in our group companies for the three-month period ended June 30, 2022.

II. Operating and Financial Review
1. Risk Factors
For the three-month period ended June 30, 2022, there were no unusual changes in our business performance, financial position, and cash flows, as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2022 which was filed in Japan.
2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to June 30, 2022)

	Billion JPY or percentage
	FY2021 Q1	FY2022 Q1	Change versus the same period of the previous fiscal year
				Actual % Change	CER % Change*1
Revenue	949.6	972.5	22.9	2.4%	(6.8)%
Cost of sales	(241.3)	(292.9)	(51.6)	21.4%	11.3%
Selling, general and administrative expenses	(219.8)	(231.5)	(11.6)	5.3%	(4.4)%
Research and development expenses	(122.5)	(143.6)	(21.1)	17.2%	4.4%
Amortization and impairment losses on intangible assets associated with products	(102.8)	(131.3)	(28.5)	27.7%	12.5%
Other operating income	11.1	5.5	(5.6)	(50.7)%	(52.5)%
Other operating expenses	(25.8)	(28.2)	(2.4)	9.4%	(6.2)%
Operating profit	248.6	150.5	(98.0)	(39.4)%	(42.2)%
Finance income and (expenses), net	(25.2)	5.5	30.7	―	―
Share of loss of investments accounted for using the equity method	(0.4)	(0.5)	(0.1)	39.3%	(2.0)%
Profit before tax	223.0	155.5	(67.5)	(30.3)%	(33.7)%
Income tax expenses	(85.3)	(50.5)	34.8	(40.8)%	(41.7)%
Net profit for the period	137.7	105.0	(32.7)	(23.7)%	(28.7)%
*1 Please refer to Core Results (April 1 to June 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Revenue. Revenue for the three-month period ended June 30, 2022 was 972.5 billion JPY, an increase of 22.9 billion JPY, or 2.4% (CER % change: -6.8%), compared to the same period of the previous fiscal year. The increase is primarily attributable to growth from business momentum and favorable foreign exchange rates, offsetting the decrease of revenue in the current period due to sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue in the same period of the previous fiscal year.
Revenue of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) increased by 145.8 billion JPY, or 20.6%, compared to the same period of the previous fiscal year, to 853.8 billion JPY. Each of our core therapeutic areas, except Oncology, contributed to positive revenue growth due to growth from business momentum and favorable foreign exchange rates. Generic erosion and intensified competition impacted certain Oncology products in the current period.
Revenue outside of our core therapeutic areas significantly decreased by 123.0 billion JPY, or 50.9%, compared to the same period of the previous fiscal year to 118.7 billion JPY, largely due to the aforementioned non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan recorded as revenue in the same period of the previous fiscal year.

Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2021 Q1	FY2022 Q1	Change versus the same period of the previous fiscal year
Revenue:				Actual % change	CER % change*1
Japan*2	259.0	140.5	(118.4)	(45.7)%	(45.9)%
United States	412.2	501.1	88.8	21.6%	5.4%
Europe and Canada	178.7	205.6	26.8	15.0%	9.3%
Asia (excluding Japan)	40.3	46.1	5.8	14.4%	2.9%
Latin America	30.1	40.3	10.2	34.0%	16.7%
Russia/CIS	12.3	17.4	5.0	40.8%	24.7%
Other*3	17.0	21.6	4.6	26.8%	34.2%
Total	949.6	972.5	22.9	2.4%	(6.8)%
*1 Please refer to Core Results (April 1 to June 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the three-month period ended June 30, 2021.
*3 Other includes the Middle East, Oceania and Africa.

Revenue by Therapeutic Area
The following shows revenue by therapeutic area:

	Billion JPY or percentage
	FY2021 Q1	FY2022 Q1	Change versus the same period of the previous fiscal year
Revenue:				Actual % change	CER % change*1
GI	210.5	270.4	59.9	28.4%	15.4%
Rare Diseases	155.5	181.6	26.2	16.8%	7.3%
Rare Hematology	72.2	79.1	6.9	9.6%	0.7%
Rare Genetics and Other	83.3	102.5	19.2	23.1%	13.1%
PDT Immunology	107.2	141.9	34.7	32.3%	18.0%
Oncology	121.4	117.5	(3.9)	(3.2)%	(10.1)%
Neuroscience	113.4	142.4	29.0	25.6%	10.7%
Other*2	241.6	118.7	(123.0)	(50.9)%	(52.9)%
Total	949.6	972.5	22.9	2.4%	(6.8)%
*1 Please refer to Core Results (April 1 to June 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the three-month period ended June 30, 2021.

Year-on-year change in revenue for this three-month period in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 270.4 billion JPY, a year-on-year increase of 59.9 billion JPY, or 28.4% (CER % change: 15.4%). Growth was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 168.3 billion JPY and a year-on-year increase of 42.9 billion JPY, or 34.2%. Sales of ENTYVIO in the U.S. increased by 34.2 billion JPY, or 40.9%, to 117.9 billion JPY driven by continued increase in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD. Sales headwinds of ENTYVIO associated with COVID-19 experienced in the previous quarter ended March 31, 2022 have been gradually improved in the current period and shipment timing has been largely resolved. Sales of ENTYVIO in Europe and Canada increased by 6.2 billion JPY, or 18.8%, to 38.9 billion JPY. In the Growth and Emerging Markets, the increase in sales of ENTYVIO was led by growth in Brazil. Sales of DEXILANT (for acid reflux disease) were 22.3 billion JPY, an increase of 11.5 billion JPY, or 107.0% versus the same period of the previous fiscal year, due to the increased sales of authorized generics in the U.S. Sales of TAKECAB/VOCINTI (for acid-related diseases) were 27.6 billion JPY, an increase of 3.4 billion JPY, or 13.9%, versus the same period of the previous fiscal year. This increase was mainly driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration, despite a negative impact associated with the market expansion re-pricing applied in April 2022 in Japan. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 21.9 billion JPY, an increase of 3.8 billion JPY, or 20.9%, primarily due to increased market penetration and new country launches including Japan in August 2021.
•Rare Diseases. In Rare Diseases, revenue was 181.6 billion JPY, a year-on-year increase of 26.2 billion JPY, or 16.8% (CER % change: 7.3%).

Revenue in Rare Hematology increased by 6.9 billion JPY, or 9.6% (CER % change: 0.7%), to 79.1 billion JPY. Sales of ADVATE (for hemophilia A) increased by 1.4 billion JPY, or 4.7%, to 32.1 billion JPY, and sales of ADYNOVATE/ADYNOVI (for hemophilia A) increased by 2.1 billion JPY, or 13.9%, to 17.5 billion JPY, both helped by favorable foreign exchange rates. FEIBA (for hemophilia A and B) sales decreased by 0.9 billion JPY, or 7.6%, to 10.5 billion JPY, negatively impacted by competition in the U.S.
Revenue in Rare Genetics and Other was 102.5 billion JPY, a year-on-year increase of 19.2 billion JPY, or 23.1% (CER % change: 13.1%). Sales of TAKHZYRO (for hereditary angioedema) were 34.0 billion JPY, an increase of 8.6 billion JPY, or 33.7%, versus the same period of the previous fiscal year primarily due to expansion of the prophylactic market, continued geographic expansion and strong patient uptake. Sales of REPLAGAL (for Fabry disease) increased by 3.6 billion JPY, or 25.3%, to 17.6 billion JPY, primarily due to the succession of manufacturing and marketing rights in Japan upon expiration of the license agreement in February 2022. Sales of other enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher disease) increased by 3.6 billion JPY and 1.4 billion JPY, respectively, primarily due to Growth and Emerging Markets. Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease), which was launched in the U.S. in December 2021, were 2.2 billion JPY in the current period.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 34.7 billion JPY, or 32.3% (CER % change: 18.0%) compared to the same period of the previous fiscal year, to 141.9 billion JPY. Aggregate sales of immunoglobulin products were 111.8 billion JPY, an increase of 30.2 billion JPY, or 37.0%, compared to the same period of the previous fiscal year. In particular, sales of GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)) increased due to continued strong demand globally, especially in the U.S. where the pandemic pressure is now easing, and enabled by growing supply. In addition, CUVITRU and HYQVIA, which are SCIG (subcutaneous immunoglobulin) therapies, marked double digit percentage of revenue growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 22.0 billion JPY, an increase of 4.2 billion JPY, or 23.8%, versus the same period of the previous fiscal year driven by strong HUMAN ALBUMIN demand in Growth and Emerging Markets.
•Oncology. In Oncology, revenue was 117.5 billion JPY, a year-on-year decrease of 3.9 billion JPY, or 3.2% (CER % change: -10.1%), impacted by the start of rapid generic erosion of VELCADE (for multiple myeloma) sales in the U.S. Sales of VELCADE decreased by 13.6 billion JPY, or 45.3% versus the same period of the previous fiscal year to 16.5 billion JPY predominantly due to multiple generic entrants in the U.S. starting in May 2022. Sales of NINLARO (for multiple myeloma) were 23.7 billion JPY, a decrease of 0.6 billion JPY, or 2.6%, versus the same period of the previous fiscal year. Sales of NINLARO in the U.S. decreased by 0.6 billion JPY, or 4.0%, due to competition and decreased demand. Decreased sales of VELCADE and NINLARO were partially offset by increases in sales of other Oncology products such as ADCETRIS (for malignant lymphomas) with sales increase of 2.7 billion JPY, or 15.9%, versus the same period of the previous fiscal year to 20.0 billion JPY, led by strong growth in countries such as Italy and Japan. Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, increased by 1.8 billion JPY, or 6.8%, versus the same period of the previous fiscal year to 28.0 billion JPY mainly driven by increased sales in China with improved supply, which was partially offset by a decrease in Japan due to generic erosion and competition. Sales of ALUNBRIG (for non-small cell lung cancer) were 4.5 billion JPY, an increase of 1.4 billion JPY, or 45.9%, benefitting from strong demand in Japan and Europe. Sales of ZEJULA (for ovarian cancer) increased by 1.5 billion JPY, or 94.0%, to 3.0 billion JPY, predominantly in Japan. Sales of EXKIVITY (for non-small cell lung cancer), which launched in the U.S. in September 2021, was 0.7 billion JPY in the current period.
•Neuroscience. In Neuroscience, revenue was 142.4 billion JPY, a year-on-year increase of 29.0 billion JPY, or 25.6% (CER % change: 10.7%). Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 100.0 billion JPY, an increase of 20.8 billion JPY, or 26.2%, versus the same period of the previous fiscal year mainly driven by the growth of the adult market in the U.S. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 21.4 billion JPY, an increase of 3.6 billion JPY, or 20.0%, versus the same period of the previous fiscal year, primarily due to increasing prescriptions in the U.S. and in Japan. Sales of ADDERALL XR (for ADHD) increased by 2.2 billion JPY, or 56.4%, versus the same period of the previous fiscal year, to 6.2 billion JPY due to the sales increase mainly in the U.S. Sales of INTUNIV (for ADHD) also increased by 1.9 billion JPY, or 57.3%, versus the same period of the previous fiscal year, to 5.1 billion JPY driven by the sales increase in Japan.

Cost of Sales. Cost of Sales increased by 51.6 billion JPY, or 21.4% (CER % change: 11.3%), to 292.9 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase in our core therapeutic areas as compared to the same period of the previous fiscal year. The Cost of Sales Ratio increased by 4.7 pp compared to the same period of the previous fiscal year to 30.1%. The main reason for the increase in the Cost of Sales Ratio was the effect of the sale of a portfolio of diabetes products in Japan with the selling price of 133.0 billion JPY being recorded in revenue in the same period of the previous fiscal year.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 11.6 billion JPY, or 5.3% (CER % change: -4.4%) compared to the same period of the previous fiscal year, to 231.5 billion JPY, due to the impact from the depreciation of the yen in the current period.

Research and Development (R&D) expenses. R&D expenses increased by 21.1 billion JPY, or 17.2% (CER % change: 4.4%) compared to the same period of the previous fiscal year, to 143.6 billion JPY, mainly due to the impact from the depreciation of the yen in the current period.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 28.5 billion JPY, or 27.7% (CER % change: 12.5%) compared to the same period of the previous fiscal year, to 131.3 billion JPY, mainly due to the impact from the depreciation of the yen in the current period and impairment charges related to certain assets recorded in the current period.
Other Operating Income. Other Operating Income was 5.5 billion JPY, a decrease of 5.6 billion JPY, or 50.7% (CER % change: -52.5%), compared to the same period of the previous fiscal year primarily due to certain settlement proceeds received in the same period of the previous fiscal year.
Other Operating Expenses. Other Operating Expenses were 28.2 billion JPY, an increase of 2.4 billion JPY, or 9.4% (CER % change: -6.2%), compared to the same period of the previous fiscal year, primarily due to an increase of 6.6 billion JPY valuation reserve for pre-launch inventories, which was partially offset by a decrease in restructuring expenses attributable to the decrease in Shire integration costs.
Operating Profit. As a result of the above factors, Operating Profit decreased by 98.0 billion JPY, or 39.4% (CER % change: -42.2%) compared to the same period of the previous fiscal year to 150.5 billion JPY.

Net Finance Income. Net Finance Income was 5.5 billion JPY in the current period, an increase of 30.7 billion JPY compared to Net Finance Expenses of 25.2 billion JPY for the same period of the previous fiscal year. Included in the current period are a gain on prior equity method investments related to the acquisition of GammaDelta Therapeutics and Adaptate Biotherapeutics in April 2022 as well as a derivative gain on the warrant to purchase stocks of a company that went public in May 2022 recorded in the current period.

Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 0.5 billion JPY, an increase of 0.1 billion JPY, or 39.3% (CER % change: -2.0%), compared to the same period of the previous fiscal year.

Income Tax Expenses. Income Tax Expenses were 50.5 billion JPY, a decrease of 34.8 billion JPY, or 40.8% (CER % change; -41.7%), compared to the same period of the previous year. This decrease was primarily due to a tax charge of 62.7 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 in the same period of the previous year as well as lower pretax earnings. These decreases were partially offset by the tax benefits from internal entity restructuring transactions in the same period of the previous year and tax charges from write-down of deferred tax assets in the current period.
Net Profit for the Period. Net Profit for the Period decreased by 32.7 billion JPY, or 23.7% (CER % change: -28.7%), compared to the same period of the previous fiscal year to 105.0 billion JPY.

Core Results (April 1 to June 30, 2022)
Definition of Core financial measures and Constant Exchange Rate change
Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

Results of Core Operations

	Billion JPY or percentage
	FY2021 Q1	FY2022 Q1	Change versus the same period of the previous fiscal year
				Actual % change	CER % change
Core Revenue	816.6	972.5	155.9	19.1%	8.3%
Core Operating Profit	248.9	319.1	70.1	28.2%	17.0%
Core EPS (yen)	113	145	32	28.5%	15.8%

Core Revenue for the three-month period ended June 30, 2022 was 972.5 billion JPY, an increase of 155.9 billion JPY, or 19.1% (CER % change: 8.3%), compared to the same period of the previous fiscal year. Core revenue for the three-month period ended June 30, 2021, was 816.6 billion JPY, which excluded the non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan. There was no significant item unrelated to Takeda’s core operations excluded from revenue in the current period, therefore, Core revenue was the same as Reported revenue at 972.5 billion JPY. Business momentum was led by Takeda’s Growth and Launch Products* which totaled 363.6 billion JPY, a year-on-year increase of 104.5 billion JPY, or 40.3% (CER % change: 25.8%).
*    Takeda’s Growth and Launch Products
    GI: ENTYVIO, ALOFISEL
    Rare Diseases: TAKHZYRO, LIVTENCITY
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY
Other: SPIKEVAX Intramuscular Injection, NUVAXOVID Intramuscular Injection

Core Operating Profit for the current period was 319.1 billion JPY, an increase of 70.1 billion JPY or 28.2% (CER % change: 17.0%) compared to the same period of the previous fiscal year driven by revenue growth in our core therapeutic areas and the depreciation of the yen in the current period.

Core EPS for the current period was 145 yen, an increase of 32 yen, or 28.5% (CER % change: 15.8%), compared to the same period of the previous fiscal year.

(2) Consolidated Financial Position
Assets. Total Assets as of June 30, 2022 were 14,065.4 billion JPY, reflecting an increase of 887.4 billion JPY compared to the previous fiscal year-end. Goodwill, Intangible Assets, and Property, Plant and Equipment increased by 405.9 billion JPY, 326.5 billion JPY, and 122.6 billion JPY respectively mainly due to the effect of foreign currency translation. The increases including the impact on these assets were partially offset by a decrease of 203.7 billion JPY in Cash and Cash Equivalents.
Liabilities. Total Liabilities as of June 30, 2022 were 7,748.0 billion JPY, reflecting an increase of 253.5 billion JPY compared to the previous fiscal year-end. Bonds and Loans increased by 256.8 billion JPY to 4,602.3 billion JPY* primarily due to the effect of foreign currency translation and Income Taxes Payable increased by 53.4 billion JPY. These increases were partially offset by a decrease in Trade and Other Payables of 91.9 billion JPY.
* The carrying amount of Bonds was 3,873.3 billion JPY and Loans was 728.9 billion JPY as of June 30, 2022. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,301 million USD)	June 2015	June 2025 ~ June 2045	177.6
Unsecured US dollar denominated senior notes (4,000 million USD)	September 2016	September 2023 ~ September 2026	521.1
Unsecured Euro denominated senior notes (3,750 million EUR)	November 2018	November 2022 ~ November 2030	530.6
Unsecured US dollar denominated senior notes (3,250 million USD)	November 2018	November 2023 ~ November 2028	440.8
Hybrid bonds (subordinated bonds)	June 2019	June 2079	498.3
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	947.1
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	508.4
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.4
Total			3,873.3
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	204.1
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			1.4
Total			728.9
On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022.

Equity. Total Equity as of June 30, 2022 was 6,317.4 billion JPY, an increase of 633.9 billion JPY compared to the previous fiscal year-end. This was primarily resulted from an increase of 668.5 billion JPY in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the depreciation of yen. This increase was partially offset by a decrease in Retained Earnings of 20.0 billion JPY and an increase in Treasury Shares of 13.2 billion JPY mainly due to the share buybacks conducted in the current period. The decrease in Retained Earnings was primarily attributable to the dividends payments of 138.2 billion JPY partially offset by Net Profit for the Period.
Consolidated Cash Flow

	Billion JPY
	FY2021 Q1	FY2022 Q1
Net cash from (used in) operating activities	166.9	84.2
Net cash from (used in) investing activities	(70.4)	(94.7)
Net cash from (used in) financing activities	(411.0)	(215.7)
Net increase (decrease) in cash and cash equivalents	(314.6)	(226.2)
Cash and cash equivalents at the beginning of the year	966.2	849.7
Effects of exchange rate changes on cash and cash equivalents	3.3	22.5
Cash and cash equivalents at the end of the period	654.9	646.0
Net cash from operating activities was 84.2 billion JPY for the current period compared to 166.9 billion JPY for the same period of the previous year. The decrease of 82.6 billion JPY was primarily driven by lower net profit for the period adjusted for non-cash items and other adjustments, which includes income and expenses related to the financing activities, as well as a decrease in trade and other payables and a decrease in other financial liabilities. These unfavorable impacts were partially offset by an increase in provisions.
Net cash used in investing activities was 94.7 billion JPY for the current period compared to 70.4 billion JPY for the same period of the previous year. This increase of 24.3 billion JPY was mainly due to an increase of 43.8 billion JPY in acquisition of intangible assets and an increase of 12.3 billion JPY in acquisition of property, plant and equipment, partially offset by a decrease of 27.5 billion JPY in acquisition of business (net of cash and cash equivalents acquired).
Net cash used in financing activities was 215.7 billion JPY for the current period compared to 411.0 billion JPY for the same period of the previous year. The decrease of 195.3 billion JPY was mainly due to a decrease in repayments of bonds and long-term loans of 216.1 billion JPY, partially offset by an increase in purchase of treasury shares of 24.4 billion JPY resulting from the share buybacks conducted in the current period.

(3) Management Policy, Management Environment and Management Issues

There was no significant change in management policy, management environment and management issues for the three-month period ended June 30, 2022.
Takeda's initiatives to mitigate the impact of COVID-19 and Takeda's operations in Ukraine and Russia are as follows.

Takeda's Initiatives to Mitigate the Impact of COVID-19
Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the internal protocols we have put in place, and monitor any potential impacts of the effects and evolution of COVID-19, including new variants, on our business activities.
Takeda is manufacturing NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine which was licensed and transferred its manufacturing technologies from Novavax, at its Hikari facility and distributing it in Japan since May 2022. Also, Takeda will continue to provide distribution support in bringing mRNA COVID-19 vaccine, SPIKEVAX Intramuscular Injection, to Japan through the partnership with Moderna.

Takeda’s Operations in Ukraine and Russia
Our commitment to patients, regardless of where they live, and to our people is unwavering and is even more important in times of crisis. Takeda is making every effort to protect our colleagues in Ukraine and to continue to supply patients in Ukraine and in the region with much needed treatments.
Takeda discontinued activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. Our focus only on essential activities is consistent with our values and ethical responsibility to our patients in Ukraine, Russia and the region who depend on our treatments. This commitment notwithstanding, we are adhering to all international sanctions imposed on Russia.
We will be increasing our humanitarian relief efforts, including monetary and medicine donations to benefit people affected by the conflict in Ukraine, and we will continue to assess new ways to provide support as we look to meet the needs of patients across the region.
In the three-month period ended June 30, 2022, revenue attributable to Russia/CIS represented 1.8% of Takeda’s total consolidated revenue of 972.5 billion JPY, as indicated in the Revenue by Region in Ⅱ. Operating and Financial Review, 2. Analysis on Business Performance, Financial Position and Cash Flows, (1) Consolidated Financial Results (April 1 to June 30, 2022). There was no material financial impact on Takeda’s financial results for the current period resulting from the crisis in these countries. However, depending on the future status of the crisis, our results of operations and financial conditions could be adversely affected.

(4) Research & Development Activities and Results
Research and development expenses for the three-month period ended June 30, 2022 were 143.6 billion JPY.
Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (“PDT”) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (oncology, rare genetics and hematology, neuroscience, and gastroenterology (“GI”)). Over the past several years, including via our acquisition of Shire, we are working to harness the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies to improve the quality of innovation and accelerate execution.
Takeda’s pipeline is positioned to support both the near-term and long-term sustained growth of the company. Once first approval of a product is achieved, Takeda R&D is equipped to support geographic expansions of such approval and approvals in additional indications, as well as post-marketing commitment and potential additional formulation work. Takeda’s R&D team works closely with the commercial functions to maximize the value of marketed products and reflect commercial insights in its R&D strategies and portfolio.
Major progress on R&D events since April 2022 are listed as follows:
R&D pipeline
Oncology
In Oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation and a passion for improving the lives of patients. Takeda focuses on three key areas in oncology: (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, and other blood cancers; (2) further developing its portfolio in lung cancer with the marketed products ALUNBRIG, EXKIVITY, and development programs in targeted lung cancer populations; and (3) pursuing novel immuno-oncology targets and next-generation platforms (e.g., modakafusp alfa (TAK-573) and subasumstat (TAK-981)) harnessing the power of the innate immune system, internally and through external partnerships.

ADCETRIS / Generic name: brentuximab vedotin
–In May 2022, Takeda announced that it received an approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial change in approved items of the manufacturing and marketing approval of ADCETRIS as a first-line treatment for CD30-positive Hodgkin lymphoma in pediatric patients.
–In May 2022, Takeda and Seagen Inc. announced the overall survival (OS) data from the Phase 3 ECHELON-1 clinical trial of an ADCETRIS plus chemotherapy combination. The data was presented in an oral session at the 59th American Society of Clinical Oncology (ASCO) Annual Meeting and at the 27th European Hematology Association (EHA) Annual Meeting. Data from the ECHELON-1 trial demonstrated a statistically significant improvement in OS in adult patients with previously untreated Stage III or IV classical Hodgkin lymphoma treated with ADCETRIS plus doxorubicin, vinblastine and dacarbazine (A+AVD) vs. doxorubicin, bleomycin, vinblastine, and dacarbazine (ABVD). With approximately six years median follow up (73 months), patients receiving A+AVD had a 41 percent reduction in the risk of death (hazard ratio [HR] 0.59; 95% confidence interval [CI]: 0.396 to 0.879), with an estimated OS rate (95% CI) of 93.9% (91.6, 95.5) at 6 years. The safety profile of ADCETRIS was consistent with previous studies, and no new safety signals were observed.
VECTIBIX / Generic name: panitumumab
–In June 2022, Takeda announced the data from the PARADIGM, a Phase 3 clinical trial of VECTIBIX in chemotherapy-naive Japanese patients with unresectable advanced recurrent colorectal cancer with wild-type RAS gene, was presented at the Plenary Session of the American Society of Clinical Oncology (ASCO) Annual Meeting. PARADIGM is the first prospective trial to evaluate appropriate treatment options for metastatic colorectal cancer patients with wild-type RAS gene and left-side primary tumor (descending colon, sigmoid colon, and rectum). The results of the trial showed that the mFOLFOX6 + VECTIBIX combination provides a statistically significant improvement in overall survival (OS) over the mFOLFOX6 + bevacizumab combination in patients with a left-sided primary tumor or regardless of tumor locations (median OS for left-sided tumors: 37.9 vs. 34.3, HR=0.82 [95.798% CI: 0.68-0.99], p=0.031, overall median OS: 36.2

vs. 31.3, HR=0.84 [95% CI: 0.72-0.98], p=0.030). The safety profile of VECTIBIX administration in this study was similar to clinical study results previously published.

Rare Genetics & Hematology
In Rare Genetics & Hematology, Takeda focuses on several areas of high unmet medical need. In hereditary angioedema, Takeda aspires to transform the treatment paradigm, including through TAKHZYRO, with continued investment in lifecycle management programs including evaluating TAKHZYRO in Bradykinin-mediated angioedema with normal C1-inhibitor. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI, as well as on the development of pipeline assets including TAK-755 for the treatment of immune thrombotic thrombocytopenic purpura (iTTP) and congenital thrombotic thrombocytopenic purpura (cTTP). In rare genetics and others, Takeda is developing treatments for lysosomal storage disorders (LSDs), with a portfolio that includes commercial products such as ELAPRASE and REPLAGAL, and late-stage investigational therapies and pipeline candidates like pabinafusp alfa for Hunter Syndrome. In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. We are also building differentiated gene therapy capabilities for the development and delivery of functional cures to patients with rare diseases.

TAKHZYRO / Generic name: lanadelumab
–In April 2022, Takeda announced that the Phase 3 SPRING study evaluating the safety profile and pharmacokinetics of TAKHZYRO in patients 2 to <12 years of age is complete and has met its primary objectives. The safety profile was consistent with that seen in the clinical program for patients 12 years of age and older; there were no serious adverse events and no dropouts due to adverse events. The study also successfully reached the secondary objective evaluating the clinical activity/outcome of TAKHZYRO in preventing hereditary angioedema (HAE) attacks as well as characterizing the pharmacodynamics of TAKHZYRO in pediatric subjects 2 to <12 years of age.
–In July 2022, Takeda announced late-breaking data from the Phase 3 SPRING study presented at the European Academy of Allergy and Clinical Immunology (EAACI) Hybrid Congress 2022. The primary objective of the open-label, multicenter, Phase 3 (SPRING) study was to evaluate the safety and pharmacokinetics (PK) of TAKHZYRO in patients aged 2 to <12 years with HAE. Clinical outcomes (prevention of HAE attacks) were measured as a secondary objective. In this study, HAE patients received a dose of 150 mg every 4 weeks in patients 2 to <6 years and every 2 weeks in patients aged 6 to <12 years. TAKHZYRO reduced the rate of HAE attacks in children by a mean of 94.8% compared to baseline, from 1.84 attacks per month to 0.08 attacks during treatment. The majority of patients (76.2%) were attack-free during the 52-week treatment period with an average of 99.5% attack-free days. No deaths or serious treatment-emergent adverse events (TEAEs) were reported during the study, and no patients withdrew from the study due to TEAEs. These results are consistent with earlier studies with adult and adolescent patients. These data will be submitted to global regulatory authorities to evaluate a potential label expansion for TAKHZYRO to include the younger patient population.

LIVTENCITY / Generic name: maribavir
–In April 2022, Takeda announced that it presented four company-sponsored abstracts on LIVTENCITY at the Tandem Transplantation & Cellular Therapy Meetings in Salt Lake City, Utah, and the 32nd European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) in Lisbon, Portugal. The abstracts include an exploratory analysis of the Phase 3 SOLSTICE trial showing LIVTENCITY-treated patients with post-transplant cytomegalovirus (CMV) infections/disease had reductions in hospitalizations (34.8%; p=0.021) and length of hospital stay (53.8%; p=0.029), compared to those treated with conventional antiviral therapies. In addition, a post-hoc, sub-group analysis of the Phase 3 SOLSTICE trial showed shorter time to first confirmed CMV DNA level less than the lower limit of quantification (<LLOQ) with LIVTENCITY, compared to conventional antiviral therapies, which was consistent with previously reported findings.

ADYNOVATE/ADYNOVI / Generic name: antihemophilic factor (recombinant), PEGylated
–In June 2022, Takeda announced that it submitted a Supplemental New Drug Application (sNDA) of ADYNOVATE for a partial change in approved items of the manufacturing and marketing approval, which is for dosage and administration in prophylaxis use in Japan. The application is based primarily on the results of the global Phase 3 clinical trials, CONTINUATION study and PROPEL study.

Development code: TAK-611
–In June 2022, Takeda announced that it has received Orphan Drug Designation from the Japanese Ministry of Health, Labour and Welfare (MLHW) for its recombinant human arylsulfatase A (rhASA) TAK-611 for the expected indication of Metachromatic Leukodystrophy (MLD). Currently, there are no treatments indicated for MLD in Japan. TAK-611 is an rhASA for enzyme replacement therapy for MLD, and global Phase 2b studies and other studies are ongoing.

Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need, and building its pipeline through a combination of in-house expertise and partnerships. By harnessing advances in disease biology understanding, translational tools, and innovative modalities, Takeda is primarily focusing on rare neurology, in particular, on potential investigative therapies for sleep-wake disorders such as narcolepsy and idiopathic hypersomnia with a franchise of orexin-2 receptor agonists (TAK-861, TAK-925, etc.), and rare epilepsies with soticlestat (TAK-935). Additionally, Takeda also makes targeted investments to investigate well-defined segments of neuromuscular diseases, neurodegenerative diseases and movement disorders.

Development code: TAK-994
–In June 2022, Takeda decided not to proceed with further development activities of TAK-994 following an assessment of the benefit/risk profile. After a safety signal had emerged in Phase 2 studies of TAK-994 (TAK-994-1501 study and TAK-994-1504 study), in October 2021, Takeda had decided to stop both Phase 2 studies early.

Gastroenterology (GI)
In Gastroenterology, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (“IBD”) franchise around ENTYVIO, including development of a subcutaneous formulation, a needle free device, and expanding into other indications such as active chronic pouchitis. Takeda is also expanding its position with GATTEX / REVESTIVE and ALOFISEL, which are in ongoing and planned Phase 3 trials to support further potential geographic expansion, including in the U.S. Furthermore, Takeda is progressing a pipeline built through partnerships exploring opportunities in IBD, celiac disease, select liver diseases, and motility disorders. Fazirsiran (TAK-999) is an example of an addition through partnership and a potential first-in-class RNAi for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development.

Development code: TAK-999 / Generic name: fazirsiran
–In June 2022, Takeda and Arrowhead Pharmaceuticals Inc. announced that results from a Phase 2 clinical study (AROAAT-2002) of investigational fazirsiran for the treatment of liver disease associated with alpha-1 antitrypsin deficiency (AATD) were published in the New England Journal of Medicine (NEJM) and presented in an oral presentation at The International Liver Congress 2022 - The Annual Meeting of the European Association for the Study of the Liver (EASL). Fazirsiran is a potential first-in-class investigational RNA interference (RNAi) therapy designed to reduce the production of mutant alpha-1 antitrypsin protein (Z-AAT) as a potential treatment for the rare genetic liver disease associated with AATD. Fazirsiran was granted Breakthrough Therapy Designation (BTD) in July 2021 and Orphan Drug Designation in February 2018 for the treatment of AATD from the U.S. Food and Drug Administration (FDA).

Plasma-Derived Therapies (PDT)
Takeda has created a dedicated PDT business unit with a focus to manage the business end-to-end, from plasma collection to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma derived treatments which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization in PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies of current product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD and GAMMAGARD S/D) through pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. In our hematology and specialty care portfolio, our priority is pursuing new indication and formulation development opportunities for PROTHROMPLEX (4F-PCC), FEIBA, CEPROTIN and ARALAST. Additionally, we are developing next generation immunoglobulin products with 20% fSCIg (TAK-881), IgG Low IgA (TAK-880) and pursuing other early stage opportunities (e.g. hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.

HYQVIA / Generic name: IG Infusion 10% (Human) w/ Recombinant Human Hyaluronidase
–In July 2022, Takeda announced that ADVANCE-1, a randomized, placebo-controlled, double-blind Phase 3 clinical trial evaluating HYQVIA for the maintenance treatment of chronic inflammatory demyelinating polyradiculoneuropathy (CIDP), met its primary endpoint. The pivotal ADVANCE-1 clinical trial evaluated the efficacy, safety and tolerability of HYQVIA in 132 adult patients with CIDP who had been on a stable dosing regimen of intravenous immunoglobulin (IVIG) therapy for at least three months prior to infusion. Analysis of the primary endpoint shows that HYQVIA, when administered at the same dose and dosing interval as the patient’s previous IVIG, reduced CIDP relapse as compared to placebo [9.7% vs 31.4%, respectively; p-value = 0.0045], as measured by Inflammatory Neuropathy Cause and Treatment (INCAT). The majority of patients in the study received a four-week dosing regimen of HYQVIA. Of the 62 patients treated with HYQVIA, the majority of treatment-related adverse events were reported as mild or moderate. No new safety risks were reported with HYQVIA. The safety profile of HYQVIA in CIDP will be further supported by data from the ongoing ADVANCE-3 clinical trial, the longest extension study of its kind with up to six years of follow-up data on some participants. Upon full data analyses, Takeda intends to submit applications for HYQVIA to regulatory authorities in the United States and European Union in fiscal year 2022.

Vaccines
In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue (TAK-003), COVID-19 (NUVAXOVID), and zika (TAK-426). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan and the U.S., and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.

SPIKEVAX (formerly COVID-19 Vaccine Moderna) Intramuscular Injection / Development code: mRNA-1273 (Japanese development code: TAK-919)
–In May 2022, Takeda and Moderna, Inc. (Moderna) announced to transfer the marketing authorization in Japan for SPIKEVAX from Takeda to Moderna in Japan (Moderna Japan) as of August 1, 2022. Moderna Japan will assume responsibility for all SPIKEVAX activities, including import, local regulatory, development, quality assurance and commercialization. Takeda has agreed with Moderna that it will continue to provide distribution support under the current national vaccination campaign for Moderna COVID-19 vaccines for a transitional period.

NUVAXOVID Intramuscular Injection / Development code: NVX-CoV2373 (Japanese development code: TAK-019)
–In April 2022, Takeda announced that it has received manufacturing and marketing approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for NUVAXOVID Intramuscular Injection (NUVAXOVID), a novel recombinant protein-based COVID-19 vaccine, for primary and booster immunization in individuals aged 18 and older. The approval is based on interim results from a Phase 1/2 study conducted by Takeda in Japan and several studies conducted by Novavax, including two pivotal Phase 3 clinical trials in the U.K., the U.S. and Mexico, Phase 1/2 studies in Australia and the U.S., as well as safety and efficacy data from outside of Japan which was subsequently submitted for review. Interim results from the Phase 1/2 study in Japan were positive and consistent with previously reported clinical trial results. No serious adverse events were reported in the NUVAXOVID treatment group, and the vaccine candidate was well-tolerated. Additionally, studies conducted by Novavax, including Phase 1/2 studies conducted in Australia and the U.S. as well as a Phase 2 study conducted in South Africa, evaluated safety and efficacy of booster immunization. In these studies, subjects received a booster dose 6 months after primary immunization, and compared to pre-booster levels, a significant elevation of antibody titer was observed without major safety concerns.
–In May 2022, Takeda announced that NUVAXOVID Intramuscular Injection (NUVAXOVID) has been designated as “special vaccination” status in Japan for primary (first and second dosing) and booster (third dosing) immunization following the revision of laws and regulations for COVID-19 vaccines specified under the Preventive Vaccination Law.

NUVAXOVID is stored at refrigerated temperature of 2-8℃, like many other medicines and vaccines, which enables transportation and storage with conventional vaccine supply chain.

Development code: TAK-003 / Generic name: Dengue vaccine
–In June 2022, Takeda announced that TAK-003 demonstrated continued protection against dengue fever through four and a half years (54 months), with no important safety risks identified, in the pivotal Phase 3 Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial, which was presented at the 8th Northern European Conference on Travel Medicine (NECTM8). Through four and a half years, TAK-003 demonstrated 84.1% vaccine efficacy (VE) (95% CI: 77.8, 88.6) against hospitalized dengue, with 85.9% VE (78.7, 90.7) in seropositive individuals and 79.3% VE (63.5, 88.2) in seronegative individuals. TAK-003 also demonstrated overall VE of 61.2% (95% CI: 56.0, 65.8) against virologically-confirmed dengue, with 64.2% VE (58.4, 69.2) in seropositive individuals and 53.5% VE (41.6, 62.9) in seronegative individuals. Observations of VE varied by serotype and remained consistent with previously reported results. TAK-003 was generally well tolerated, and there were no important safety risks identified. No evidence of disease enhancement was observed over the 54-month follow-up exploratory analysis.

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.

(5) Major Facilities
The following is an significant change in new facility construction for the three-month period ended June 30, 2022.

Classification	Name or Subsidiaries’ Company Name [Main Location]	Operating Segment	Budget*		Financing	Schedule
			Total JPY (millions)	Paid JPY (millions)		Commencement	Completion
Construction	Takeda Pharmaceuticals U.S.A., Inc. [Cambridge, MA, U.S.A.]	Pharmaceuticals	238,069	—	Funds on hand/Lease	January 2023	October 2026
*The budget includes a lease term payment obligation expected to start in 2025 based on a lease agreement we entered.
3. Material Contracts
There were no material contracts executed during the three-month period ended June 30, 2022.

III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued (Shares)
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares outstanding (As of June 30, 2022)	Number of shares outstanding as of the filling date (August 4, 2022)	Stock exchange on which the Company is listed	Description
Common stock	1,582,263,225	1,582,263,225	Tokyo (Prime Market), Nagoya (Premier Market), Fukuoka, Sapporo, and New York	The number of shares per one unit of shares is 100 shares.
Total	1,582,263,225	1,582,263,225	—	—
(Note1)    The Company's American Depositary Shares (ADS) are listed on the New York Stock Exchange.
(Note2)    The number of shares outstanding as of the filing date does not include newly issued shares exercised by stock acquisition rights from August 1, 2022 to the filing date of Quarterly Securities Report (August 4, 2022).
(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.

(3) Exercise status of bonds with stock acquisition rights containing a clause for exercise price adjustments
Not applicable.

(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousand of shares)	Balance of the total number of issued shares (Thousand of shares)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From April 1, 2022 to June 30, 2022	11	1,582,263	14	1,676,277	14	1,668,290
(Note1)    The increase is due to the exercise of stock acquisition rights.
(Note2)    There was no increase in the total number of issued shares, share capital or capital reserve due to the exercise of stock acquisition rights from July 1, 2022 to July 31, 2022.
(5) Major shareholders
No information required in the 1st quarter.

(6) Information on voting rights
1) Total number of shares

	As of June 30, 2022
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	29,554,600	—	—
	(Crossholding stock) Common stock	287,000	—	—
Shares with full voting rights (Others)	Common stock	1,551,145,000	15,511,450	—
Shares less than one unit	Common stock	1,276,625	—	Shares less than one unit (100 shares)
Number of issued shares		1,582,263,225	—	—
Total number of voting rights		—	15,511,450	—
(Note1)    Based on the resolution at the Board of Directors Meeting on October 28, 2021, the Company acquired 6,907,500 of treasury stock by open-market repurchase through a trust bank in April 2022, thereby completing the repurchase of treasury stock in accordance with the resolution of the Board of Directors Meeting after acquiring 29,376,900 of treasury stock in total during the repurchase period.
(Note2)    "Shares with full voting rights (Others)" includes 4,074,300 (voting rights: 40,743) and 2,448,700 (voting rights: 24,487) of the shares held by the ESOP and BIP trust, respectively.
(Note3)    "Shares less than one unit" includes 38 of the shares as the treasury stock, and 169 and 244 of the shares held by the ESOP and BIP trust, respectively.
(Note4)    On July 7, 2022, Takeda conducted the disposal of 8,091,236 treasury shares based on the resolution made on June 10, 2022 by Christophe Weber, Representative Director and Chief Executive Officer, for the purpose of providing the Company's ADS to group employees overseas under the long-term incentive plan. Shares of common stock disposed were converted to the Company’s ADS and provided to the employees.

2) Treasury stock and other

	As of June 30, 2022
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares issued (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	29,554,600	—	29,554,600	1.87
(Crossholding stock)
Amato Pharmaceutical Products, Ltd.	5-3, Shinsenri Higashi-machi 1-chome, Toyonaka-city, Osaka	275,000	—	275,000	0.02
Watanabe Chemical, Co.,Ltd.	6-1, Hiranomachi 3-chome, Chuo-ku, Osaka-city, Osaka	12,000	—	12,000	0.00
Total		29,841,600	—	29,841,600	1.89

(Note)    In addition to the above treasury stock and shares less than one unit of 38 shares, 4,074,469 of the shares held by the ESOP trust and 2,448,944 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated financial statements.
2. Members of the Board of Directors
No changes from the latest Annual Securities Report.

IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” based on the provision of Article 93 of Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Ordinance of the Ministry of Finance No. 64, 2007 in Japan).

1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Profit or Loss

		JPY (millions, except per share data)
		Three-month Period Ended June 30,
	Note	2021	2022
Revenue	4	949,603	972,465
Cost of sales		(241,264)	(292,882)
Selling, general and administrative expenses		(219,843)	(231,480)
Research and development expenses		(122,480)	(143,607)
Amortization and impairment losses on intangible assets associated with products		(102,824)	(131,277)
Other operating income		11,118	5,479
Other operating expenses		(25,758)	(28,182)
Operating profit		248,552	150,515
Finance income		45,851	60,925
Finance expenses		(71,068)	(55,469)
Share of loss of investments accounted for using the equity method		(357)	(497)
Profit before tax		222,978	155,473
Income tax expenses	5	(85,252)	(50,452)
Net profit for the period		137,726	105,021
Attributable to:
Owners of the Company		137,684	105,014
Non-controlling interests		43	7
Net profit for the period		137,726	105,021
Earnings per share (JPY)
Basic earnings per share	6	87.96	67.94
Diluted earnings per share	6	87.45	67.56
See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Three-month Period Ended June 30,
	2021	2022
Net profit for the period	137,726	105,021
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	15,877	(180)
Remeasurement of defined benefit pension plans	(57)	10,533
	15,819	10,354
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	28,280	722,771
Cash flow hedges	12,948	(25,473)
Hedging cost	2,230	(27,415)
Share of other comprehensive income of investments accounted for using the equity method	2	(641)
	43,460	669,242
Other comprehensive income for the period, net of tax	59,279	679,596
Total comprehensive income for the period	197,005	784,617
Attributable to:
Owners of the Company	196,956	784,571
Non-controlling interests	49	46
Total comprehensive income for the period	197,005	784,617
See accompanying notes to condensed interim consolidated financial statements.

(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2022	As of June 30, 2022
ASSETS
Non-current assets:
Property, plant and equipment	7	1,582,800	1,705,367
Goodwill		4,407,749	4,813,610
Intangible assets		3,818,544	4,145,090
Investments accounted for using the equity method		96,579	97,091
Other financial assets		233,554	284,516
Other non-current assets		82,611	84,677
Deferred tax assets		362,539	385,559
Total non-current assets		10,584,376	11,515,911
Current assets:
Inventories		853,167	927,511
Trade and other receivables		696,644	762,126
Other financial assets		25,305	18,543
Income taxes receivable		27,733	31,966
Other current assets		141,099	163,377
Cash and cash equivalents		849,695	645,991
Total current assets		2,593,642	2,549,515
Total assets		13,178,018	14,065,426

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	8	4,141,418	4,320,357
Other financial liabilities		468,943	508,863
Net defined benefit liabilities		145,847	139,273
Income taxes payable		21,634	26,566
Provisions		52,199	56,418
Other non-current liabilities		67,214	72,819
Deferred tax liabilities		451,511	456,806
Total non-current liabilities		5,348,764	5,581,101
Current liabilities:
Bonds and loans	8	203,993	281,897
Trade and other payables		516,297	424,358
Other financial liabilities		196,071	139,648
Income taxes payable		200,918	249,433
Provisions		443,502	464,929
Other current liabilities		584,949	606,677
Total current liabilities		2,145,730	2,166,942
Total liabilities		7,494,495	7,748,043

		JPY (millions)
	Note	As of March 31, 2022	As of June 30, 2022
EQUITY
Share capital		1,676,263	1,676,277
Share premium		1,708,873	1,707,336
Treasury shares	9	(116,007)	(129,184)
Retained earnings		1,479,716	1,459,764
Other components of equity		934,173	1,602,638
Equity attributable to owners of the company		5,683,019	6,316,832
Non-controlling interests		504	551
Total equity		5,683,523	6,317,383
Total liabilities and equity		13,178,018	14,065,426

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Changes in Equity
Three-month period ended June 30, 2021 (From April 1 to June 30, 2021)

		JPY (millions)
	Note	Equity attributable to owners of the Company											Non- controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total equity attributable to owners of the Company
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity
As of April 1, 2021		1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177
Net profit for the period					137,684						—	137,684	43	137,726
Other comprehensive income (loss)						28,208	15,944	12,948	2,230	(57)	59,272	59,272	7	59,279
Comprehensive income (loss) for the period		—	—	—	137,684	28,208	15,944	12,948	2,230	(57)	59,272	196,956	49	197,005
Transactions with owners:
Issuance of new shares		980	6,898								—	7,878		7,878
Acquisition of treasury shares				(4,464)							—	(4,464)		(4,464)
Disposal of treasury shares			(0)	0							—	0		0
Dividends	9				(141,859)						—	(141,859)		(141,859)
Changes in ownership					(2,143)						—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity					224		(281)			57	(224)	—		—
Share-based compensation			8,547								—	8,547		8,547
Exercise of share-based awards			(21,365)	21,671							—	307		307
Total transactions with owners		980	(5,919)	17,208	(143,779)	—	(281)	—	—	57	(224)	(131,734)	(3,804)	(135,539)
As of June 30, 2021		1,669,125	1,682,504	(42,344)	1,503,811	429,006	57,646	(55,126)	(6,362)	—	425,163	5,238,258	385	5,238,643

See accompanying notes to condensed interim consolidated financial statements.

Three-month period ended June 30, 2022 (From April 1 to June 30, 2022)

		JPY (millions)
	Note	Equity attributable to owners of the Company											Non- controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total equity attributable to owners of the Company
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity
As of April 1, 2022		1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523
Effect of hyperinflation					(1,960)	4,121					4,121	2,161		2,161
Restated opening balance		1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the period					105,014						—	105,014	7	105,021
Other comprehensive income (loss)						722,137	(225)	(25,473)	(27,415)	10,533	679,557	679,557	39	679,596
Comprehensive income (loss) for the period		—	—	—	105,014	722,137	(225)	(25,473)	(27,415)	10,533	679,557	784,571	46	784,617
Transactions with owners:
Issuance of new shares		14	14								—	29		29
Acquisition of treasury shares	9		(5)	(27,045)							—	(27,050)		(27,050)
Dividends	9				(138,218)						—	(138,218)		(138,218)
Transfers from other components of equity					15,213		(4,679)			(10,533)	(15,213)	—		—
Share-based compensation			12,292								—	12,292		12,292
Exercise of share-based awards			(13,838)	13,867							—	30		30
Total transactions with owners		14	(1,537)	(13,177)	(123,005)	—	(4,679)	—	—	(10,533)	(15,213)	(152,918)	—	(152,918)
As of June 30, 2022		1,676,277	1,707,336	(129,184)	1,459,764	1,710,399	17,163	(91,375)	(33,549)	—	1,602,638	6,316,832	551	6,317,383

See accompanying notes to condensed interim consolidated financial statements.

(5) Condensed Interim Consolidated Statements of Cash Flows

		JPY (millions)
		Three-month Period Ended June 30,
	Notes	2021	2022
Cash flows from operating activities:
Net profit for the period		137,726	105,021
Depreciation and amortization		142,948	158,283
Impairment losses		53	14,238
Equity-settled share-based compensation		8,547	12,292
Loss on sales and disposal of property, plant and equipment		94	7
Gain on divestment of business and subsidiaries		(365)	(320)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net		(934)	136
Finance (income) and expenses, net		25,216	(5,456)
Share of loss of investments accounted for using the equity method		357	497
Income tax expenses		85,252	50,452
Changes in assets and liabilities:
Increase in trade and other receivables		(41,835)	(17,970)
Increase in inventories		(21,009)	(9,118)
Decrease in trade and other payables		(24,854)	(97,123)
Decrease in provisions		(65,217)	(20,106)
Decrease in other financial liabilities		(7,985)	(44,152)
Other, net		(35,236)	(41,583)
Cash generated from operations		202,760	105,097
Income taxes paid		(35,902)	(24,945)
Tax refunds and interest on tax refunds received		—	4,090
Net cash from operating activities		166,858	84,241
Cash flows from investing activities:
Interest received		349	470
Dividends received		139	138
Acquisition of property, plant and equipment		(29,838)	(42,125)
Proceeds from sales of property, plant and equipment		79	34
Acquisition of intangible assets		(12,454)	(56,251)
Acquisition of investments		(3,251)	(2,933)
Proceeds from sales and redemption of investments		483	6,178
Acquisition of businesses, net of cash and cash equivalents acquired		(27,549)	—
Proceeds from sales of business, net of cash and cash equivalents divested		2,138	—
Other, net		(543)	(224)
Net cash used in investing activities		(70,445)	(94,714)

		JPY (millions)
		Three-month Period Ended June 30,
	Notes	2021	2022
Cash flows from financing activities:
Net increase in short-term loans and commercial papers		1	—
Repayments of bonds and long-term loans		(242,919)	(26,804)
Acquisition of treasury shares		(2,542)	(26,929)
Interest paid		(23,218)	(22,770)
Dividends paid		(132,032)	(128,873)
Repayments of lease liabilities		(10,328)	(10,325)
Other, net		—	(17)
Net cash used in financing activities		(411,038)	(215,717)
Net decrease in cash and cash equivalents		(314,625)	(226,190)
Cash and cash equivalents at the beginning of the year		966,222	849,695
Effects of exchange rate changes on cash and cash equivalents		3,324	22,485
Cash and cash equivalents at the end of the period		654,920	645,991

See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements
1.    Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda’s principal pharmaceutical products include medicines in the following key business areas: gastroenterology (“GI”), rare diseases, Plasma-Derived Therapies (“PDT”) immunology, oncology, and neuroscience.
2.    Basis of Preparation
(1) Compliance
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2022.
(2) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the period ended June 30, 2022 were approved on August 4, 2022 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer Costa Saroukos.
(3) Functional Currency and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
(4) Use of Judgments, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements for the fiscal year ended March 31, 2022.
Although the COVID-19 pandemic could potentially impact business activities within Takeda, the overall impact on Takeda’s condensed interim consolidated financial results has been limited to date. Therefore, the pandemic did not have a significant impact on accounting estimates and assumptions used for the preparation of the consolidated financial statements. Takeda will continue to reassess estimates and assumptions as the situation evolves.
3.    Significant Accounting Policies
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2022.
Takeda calculated income tax expenses for the three-month period ended June 30, 2022, based on the estimated average annual effective tax rate.

4.    Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(1) Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions)
	Three-month Period Ended June 30,
	2021	2022
Sales of pharmaceutical products	791,911	938,894
Out-licensing and service income	157,692	33,571
Total	949,603	972,465

Revenue by Therapeutic Area and Product

	JPY (millions)
	Three-month Period Ended June 30,
	2021	2022
Gastroenterology:
ENTYVIO	125,370	168,267
TAKECAB/VOCINTI (1)	24,268	27,638
GATTEX/REVESTIVE	18,123	21,916
DEXILANT	10,788	22,330
PANTOLOC/CONTROLOC (2)	10,446	11,337
ALOFISEL	388	617
Others	21,123	18,276
Total Gastroenterology	210,505	270,382
Rare Diseases:
Rare Hematology:
ADVATE	30,663	32,106
ADYNOVATE/ADYNOVI	15,373	17,511
FEIBA	11,402	10,534
RECOMBINATE	3,688	3,221
Others	11,073	15,759
Total Rare Hematology	72,199	79,131
Rare Genetics and Other:
TAKHZYRO	25,469	34,049
ELAPRASE	18,599	22,194
REPLAGAL	14,050	17,601
VPRIV	10,452	11,865
LIVTENCITY	—	2,214
Others	14,699	14,586
Total Rare Genetics and Other	83,268	102,510
Total Rare Diseases	155,467	181,640
PDT Immunology:
immunoglobulin	81,608	111,822

	JPY (millions)
	Three-month Period Ended June 30,
	2021	2022
albumin	17,759	21,991
Others	7,831	8,049
Total PDT Immunology	107,197	141,862
Oncology:
VELCADE	30,129	16,481
LEUPLIN/ENANTONE	26,213	27,993
NINLARO	24,370	23,748
ADCETRIS	17,228	19,964
ICLUSIG	10,369	11,256
ALUNBRIG	3,113	4,544
EXKIVITY	—	702
Others	9,961	12,795
Total Oncology	121,382	117,482
Neuroscience:
VYVANSE/ELVANSE	79,212	99,972
TRINTELLIX	17,868	21,434
Others	16,332	21,012
Total Neuroscience	113,411	142,418
Other:
AZILVA (1)	22,646	19,556
LOTRIGA	7,826	8,413
Others (3)	211,169	90,712
Total Other	241,641	118,681
Total	949,603	972,465
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole
(3) The figure for the three-month period ended June 30, 2021 includes the 133,043 million JPY selling price on sales of four diabetes products (NESINA, LIOVEL, INISYNC and ZAFATEK) in Japan to Teijin Pharma Limited recorded as revenue. As Takeda transferred only the assets, marketing rights and, eventually, marketing authorization associated with the pharmaceutical products which do not entail transfer of employees or associated contracts, Takeda applied IFRS 15 to the transaction and recorded the selling price in revenue.

(2) Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions)
	Three-month Period Ended June 30,
	2021	2022
Japan	258,963	140,534
U.S.	412,220	501,058
Europe and Canada	178,742	205,573
Asia (excluding Japan)	40,292	46,096
Latin America	30,059	40,285
Russia/CIS	12,336	17,366
Other	16,991	21,552
Total	949,603	972,465
“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.
5.    Income Tax Expenses
The effective tax rate for the three-month period ended June 30, 2022 was 32.5% compared to 38.2% for the three-month period ended June 30, 2021, mainly due to a tax charge of 62.7 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 for the three-month period ended June 30, 2021. This was partially offset by the tax benefits from internal entity restructuring transactions for the three-month period ended June 30, 2021 and tax charges from write-down of deferred tax assets for the three-month period ended June 30, 2022.
6.    Earnings Per Share
The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	Three-month Period Ended June 30,
	2021	2022
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	137,684	105,014
Net profit used for calculation of earnings per share (million JPY)	137,684	105,014
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	1,565,249	1,545,706
Dilutive effect (thousands of shares)	9,177	8,645
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	1,574,426	1,554,350
Earnings per share
Basic earnings per share (JPY)	87.96	67.94
Diluted earnings per share (JPY)	87.45	67.56
7.    Property, Plant and Equipment
In June 2022, the Company entered into a lease agreement for research and development and office space of a to be constructed building in Cambridge, Massachusetts, with an expected lease term starting in 2025. The base lease term is for 15 years, after which the Company has the option to renew the lease twice for 10 years each at market rates. In addition to payment obligations related to its share of operating expenses, utilities and taxes, the Company will have a base lease term payment obligation of 202,379 million JPY (1,486 million USD) to be paid over the course of the base lease term. Under certain conditions, the Company has the ability to terminate the lease agreement prior to the building being constructed.

8.    Bonds and Loans

Bonds
During the three-month period ended June 30, 2022, Takeda redeemed the following bonds in advance of the original maturity dates.

Instrument	Issuance	Redemption date	Principal Amount in contractual currency
USD Unsecured Senior Notes	June 2015	April 23, 2022	219 million USD
9.    Equity and Other Equity Items
(1) Acquisition of treasury shares
During the three-month period ended June 30, 2022, Takeda acquired 6,908 thousand shares of its common stock for 24,993 million JPY in accordance with the resolution on the acquisition of its own shares at the Board of Directors Meeting held on October 28, 2021. Including its own shares acquired during the fiscal year ended March 31, 2022, Takeda acquired a total of 29,377 thousand shares of its common stock for 99,966 million JPY, and the acquisition in accordance with the resolution was completed.

(2) Dividends

Dividends declared and paid	Total dividends declared and paid JPY (millions)	Dividends per share (JPY)	Basis date	Effective date
April 1, 2021 to June 30, 2021
Q1 2021	141,859	90.00	March 31, 2021	June 30, 2021
April 1, 2022 to June 30, 2022
Q1 2022	140,365	90.00	March 31, 2022	June 30, 2022

10.    Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs.

	JPY (millions)
As of June 30, 2022	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	—	20,023	—	20,023
Investments in convertible notes	—	—	10,167	10,167
Investments in debt instruments	—	—	1,063	1,063
Financial assets associated with contingent consideration arrangements	—	—	27,666	27,666
Derivatives for which hedge accounting is applied	—	58,623	—	58,623
Financial assets measured at fair value through OCI
Trade receivables	—	27,771	—	27,771
Equity instruments	82,057	—	73,932	155,990
Total	82,057	106,416	112,828	301,302

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	—	3,477	—	3,477
Financial liabilities associated with contingent consideration arrangements	—	—	7,383	7,383
Derivatives for which hedge accounting is applied	—	18,950	—	18,950
Total	—	22,427	7,383	29,810

(2) Valuation Techniques
The fair value of derivatives is measured based on Treasury management system valuation models or the Black-Scholes model, whose significant inputs are based on observable market data.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
The fair value of trade receivables, which are due from customers that Takeda has the option to factor, are measured based on the invoiced amount.
Equity investments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 3.0 times to 10.9 times.
Financial assets and liabilities associated with contingent consideration arrangements are measured at fair value at the time of the divestiture or the acquisition date of business combination. When the contingent consideration arrangement meets the definition of a financial asset or liability, it is subsequently re-measured at fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized mainly in relation to the divestiture of XIIDRA. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.

(3) Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the three-month period ended June 30, 2022. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares.. During the three-month period ended June 30, 2022, the companies listed their equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the three-month period ended June 30, 2022. There were no other transfers between levels of the fair value hierarchy during the three-month period ended June 30, 2022.

(4) Level 3 fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the period ended June 30, 2022. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in (5) Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for Level 3 financial assets.

	JPY (millions)
	Three-month Period Ended June 30, 2022
	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	26,852	64,263
Changes recognized as finance income or finance expenses	1,547	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	2,988	6,304
Settled and received during the period	(3,722)	—
Purchases	—	1,317
Transfers to Level 1	—	(1,565)
Acquisition from conversion of convertible notes	—	1,368
Transfers from investments accounted for using the equity method	—	2,245
As of the end of the period	27,666	73,932

(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of financial liabilities associated with contingent consideration arrangements is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate.
As of June 30, 2022, the balance primarily relates to pre-existing contingent consideration arrangements from Shire's historical acquisition.
The pre-existing contingent consideration arrangements acquired from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing. The fair value of financial liabilities associated with contingent consideration arrangements could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities associated with contingent consideration arrangements for the period ended June 30, 2022. There are no significant changes in fair value during the changes in significant assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements.

JPY (millions)
Three-month Period Ended June 30, 2022
As of the beginning of the period	5,844
Changes in the fair value during the period	1,180
Settled during the period	(236)
Foreign currency translation differences	595
As of the end of the period	7,383

(6) Financial instruments not measured at fair value
The carrying amount and fair value of financial instruments that are not measured at fair value in the condensed interim consolidated statements of financial position are as follows. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
	As of June 30, 2022
	Carrying amount	Fair value
Bonds	3,873,314	3,608,508
Long-term loans	728,669	727,711
Long-term financial liabilities are recognized at their carrying amount. The fair value of bonds is measured at quotes whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.

11.    Subsequent Events
Not applicable.

2. Others
Not applicable.

B. Information on Guarantors of the Company
Not applicable.